Exhibt 3.1

Amended and Restated
Articles of Incorporation
of
FITWAYVITAMINS, Inc.

1.	The name of the corporation is Zhongbao International, Inc.

2.	REGISTERED AGENT FOR SERVICE OF PROCESS: Commercial Registered Agent: State Agent and Transfer Syndicate, Inc.

3.	AUTHORIZED STOCK: (number of shares corporation is authorized to issue)

Number of shares with par value:                                   75,000,000

Par value per share:                                                           $.0001

Number of shares without par value:

The amount of the total authorized capital of this corporation is $7,500 as 75,000,000 shares each with a par value of one ten thousandth of one dollar ($.0001). Such shares are non-assessable.

In any election participated in by the shareholders, each shareholder shall have one vote for each share of stock he owns, either in person or by proxy as provided by law.  Cumulative voting shall not prevail in any election by the shareholders of this corporation.

4.	NAMES AND ADDRESSES OF THE BOARD OF DIRECTORS/TRUSTEES:

Marguerite Wessels

112 North Curry Street, Carson City  NV 89703

5.	PURPOSE:

6.	NAME, ADDRESS AND SIGNATURE OF INCORPORATOR:

State Agent and Transfer Syndicate, Inc.

112 North Curry Street, Carson City  NV 89703

7.	CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF REGISTERED AGENT:

8.	ELIMINATING PERSONAL LIABILITY:

Officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of distributions in violation of NRS 78.300.